CALIFORNIA REPUBLIC FUNDING, LLC

18400 VON KARMAN AVENUE, SUITE 1100

IRVINE, CALIFORNIA 92612

November 27, 2015

By Edgar and Email

Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	California Republic Funding, LLC
Registration Statement on Form SF-3
File No. 333-207639

Dear Mr. Sandel:

The registrant, California Republic Funding, LLC transmits for filing under the Securities Act of 1933, Amendment No. 2 to the registration statement on Form SF-3, no. 333-207639.

In addition, the registrant hereby provides each of the responses set forth below to the staff’s comments of November 24, 2015. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the registrant’s response, and we refer to each of your comments by the number assigned to it by you.

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Registrant, as depositor, confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as the notes being registered under the registration statement.

2.	Please confirm that the registrant has met the requirements of General Instruction I.A.1 of Form SF-3 by providing disclosure in an appropriate part of the prospectus describing how the requirements have been met. See Instruction to General Instruction I.A.1 of Form SF-3.

Registrant confirms that it has met the requirements of General Instruction I.A.1 of Form SF-3. Registrant has provided disclosure responsive to this comment in the prospectus under “Available Information”.

3.	Please revise your prospectus as necessary to ensure that all cross-references are accurate. We note, for example, your references on pages 24 and 75 to a section titled “Maturity and Prepayment Considerations,” but we are unable to locate this section in your prospectus.

Registrant has revised the cross references in the prospectus in response to this comment.

4.	We note that you define the term “Noteholders” on page 127 as the holders of record of the Notes. We also note your disclosure in the section beginning on page 80 titled “Book-Entry Registration” that the notes will registered in book-entry form in the name of Cede & Co. Please revise your prospectus throughout as necessary to clarify that, for purposes of the asset-representations review, dispute resolution, and investor communication shelf-eligibility requirements under General Instructions I.B.1(b), (c), and (d) of Form SF-3, a “noteholder” is the beneficial owner of the note, rather than Cede & Co. or DTC. Where appropriate, please also include:

•	A description of the DTC voting guidelines that beneficial owners must follow to use the asset representations review provision and how those guidelines will operate in connection with the process outlined for the asset-representations review;

•	Whether beneficial owners must follow DTC procedures to use the dispute resolution provision, and if so, a brief description of what those procedures include; and

•	Whether beneficial owners must send communication requests to the issuer or servicer through DTC procedures, and if so, a brief description of what those procedures includes, or if the requests may be sent directly to the issuer or servicer.

Registrant has revised the disclosure in the prospectus in response to this comment.

Cover Page of Registration Statement

Calculation of Registration Fee

5.	We note in footnote 3 to your fee table that you intend to include unsold securities from a prior registration statement pursuant to Rule 415(a)(6) of the Securities Act. In the pre-effective amendment in which you carry forward the unsold securities, please include as part of your footnotes to the “Calculation of Registration Fee” the following information: the SEC file number of the prior registration statement; the amount of the unsold securities being included on this registration statement; and the amount of filing fees previously paid in connection with the unsold securities. See Rule 415(a)(6) of the Securities Act of 1933 and Securities Act Rules Compliance and Disclosure Interpretation 212.24.

Registrant has included the required information to carry forward its unused filing fee under Rule 457(p) in footnote 3 to the table of “Calculation of Registration Fee” responsive to this comment.

Form of Prospectus

Flow of Funds, page 8

6.	We note your disclosure on page 41 under the heading “The Asset Representations Reviewer” that the issuer will pay the annual and review fees, reimbursements and indemnities due to the asset representations reviewer to the extent that those amounts are not paid or reimbursed by the Administrator. We also note your prospectus summary disclosure on page 12 under the heading “Priority of Payments” that the asset representations reviewer fees will be paid by the issuer to the extent not previously paid. However, the chart here and your discussion of the excess spread amounts on pages 14 and 75 do not appear to contemplate fees and expenses due to the asset representations reviewer. Please revise your prospectus where appropriate to reflect all fees and expenses due to the asset representations reviewer. Refer to Items 1103(a)(3)(vi) and 1109(b)(4) of Regulation AB.

Registrant has revised the disclosure in the prospectus in response to this comment and has made it consistent. The Servicer will have the primary obligation to pay the fees, reimbursements and indemnities due to the asset representations reviewer. The Issuer will be liable to the extent such amounts have not been paid by the Servicer. Absent an Event of Default, any payment by the Issuer of amounts due to the asset representations reviewer will be subordinate to payments on the Notes. For this reason, references to amounts due to the asset representation reviewer have been removed from the description of excess spread.

Summary, page 10

7.	We also note your disclosure on page 86 under the heading “Application of Available Funds – Distributions – Following an Event of Default” that, following an event of default, the asset representations reviewer fees, expenses, and indemnities will be paid first. Please revise your disclosure at the top of page 13 regarding an acceleration of payments following the occurrence of an event of default to be consistent.

Registrant has revised the prospectus in response to this comment.

The Depositor, page 37

8.	We note your disclosure here that the depositor will be responsible for paying the costs of forming the issuer and legal fees for certain transaction parties, rating agency fees and certain other transaction costs. In the section titled “CRB” on page 42, however, you state that CRB is responsible for these costs. Please revise where necessary to provide consistent disclosure.

CRB will be responsible for paying the costs of forming the issuer and legal fees for certain transaction parties, rating agency fees and certain other transaction costs. Registrant has revised the prospectus in response to this comment.

CRB

General, page 42

9.	We note that a portion of the receivables sold to the trust will be loans and retail installment contracts purchased from dealers by the sponsor. Please revise to indicate that you will identify any originator(s), apart from the sponsor or its affiliates, that originated 10% or more of the pool assets, as well as any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets. Refer to Item 1110(a) of Regulation AB. Please also confirm that if any of these originators has originated, or is expected to originate, more than 20% of the pool assets, you will provide the information required by Item 1110(b) and (c) of Regulation AB.

CRB is the only originator of the receivables that will be securitized under the registration statement. As is common in the auto finance industry, a significant portion of CRB’s originations are made through arrangements with auto dealers but the underwriting standards are CRB’s and the extension of credit is provided by CRB. In each case, the receivable is created by CRB’s origination program. We have revised the disclosure to more clearly indicate that the dealers are not originators for purposes of Item 1100 of Regulation AB.

Dealer Agreements, page 44

10.	We note your disclosure that each dealer that originates receivables for CRB has made representations and warranties with respect to the receivables and the security interests in the related vehicles. Please revise to summarize these representations and warranties and state whether they will be assigned to the issuing entity trust for the benefit of the beneficial holders of the notes. Refer to Item 1111(e)(1) of Regulation AB.

Registrant has revised the prospectus in response to this comment.

Delinquency, Loss and Repossession Information, page 46

11.	We note your statement that the data presented includes all auto receivables “currently owned by CRB.” This statement appears to conflict with the disclosure in footnote 1 to the table on page 47 that the data presented is based on principal balances for vehicles serviced by CRB, “including auto receivables that have been sold but continue to be serviced by CRB.” Please revise to provide consistent disclosure or advise.

Registrant has removed the statement that the data presented includes all auto receivables “currently owned by CRB”. The data represent auto receivables serviced by CRB whether owned by CRB or serviced by it for others.

The Receivables

Eligibility Criteria, page 50

12.	We note that the asset pool may include delinquent receivables. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date. See General Instruction I.B.1(e) of Form SF-3.

Registrant confirms that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date.

CRB Must Repurchase Certain Receivables, page 62

13.	We note that CRB, as sponsor, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding CRB’s financial condition if there is a material risk that the ability of CRB to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

Registrant confirms that it will provide information regarding the financial condition of CRB if such disclosure is required under Item 1104(f).

14.	We also note that a “Noteholder” may make a request or demand that a receivable be repurchased. “Noteholders” is defined on page 127 as the holders of record of the Notes, which according to your disclosure under the heading “Book-Entry Registration” beginning on page 80, is Cede & Co. or DTC. It is not clear, however, from the disclosure in that section how a beneficial owner may exercise its rights indirectly through DTC and its participants to request or demand repurchase of a receivable. Please revise your disclosure here and throughout your prospectus as necessary to clarify how a beneficial owner may make a repurchase demand upon CRB or the depositor.

Registrant has revised the prospectus in response to this comment.

15.	Additionally, we note your statement in the second full paragraph on page 63 that the repurchase obligation of CRB and the depositor “will constitute the sole remedy available to the Noteholders… for any such uncured breach.” This appears to violate the shelf-eligibility requirement in General Instruction I.B.1(c) that the underlying transaction document must provide for an investor to have the right to submit a repurchase request to dispute resolution if the request has not been resolved within 180 days from the date when notice of the request is received. Please revise.

Registrant has revised the prospectus in response to this comment.

Asset Representation Review, page 63

16.	We note that the asset representations reviewer will perform a review to test for compliance with the representations and warranties made by CRB and the depositor about the receivables. Please revise to state whether the asset representations reviewer will also test for compliance with the representations and warranties discussed on page 44 under the heading “CRB – Dealer Agreements” about the receivables and security interests in the related vehicles made by the dealers that originate receivables for CRB.

Registrant has revised the prospectus in response to this comment.

Delinquency Trigger, page 63

17.	Please revise to provide information about whether charged-off receivables and/or receivables related to a repossessed vehicle are included in determining whether the delinquency trigger has been met for each monthly reporting period.

Charged-off receivables and/or receivables related to a repossessed vehicle (i.e., Defaulted Receivables) are not included in the delinquency trigger. Registrant has revised the prospectus in response to this comment.

Voting Trigger, page 64

18.	It is unclear that your disclosure that noteholders may vote to direct an asset representations review “[i]f the delinquency trigger occurs on the last day of the month” satisfies the requirements of the shelf-eligibility provision that the delinquency threshold calculation be “measured as of the end of the reporting period in accordance with the issuer’s reporting obligations.” Please revise to clarify that the delinquency threshold will be calculated as of the end of the reporting period. Refer to the Instruction to General Instruction I.B.1(b) of Form SF-3.

The reporting period for the issuer is each Collection Period. See “Description of the Transaction Documents—Reports to Noteholders” on page 90 of the prospectus. Registrant has revised the prospectus accordingly in response to this comment.

19.	Please revise to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of Asset-Backed Securities Disclosure and Registration, Release No. 33-9638 (the “Regulation AB 2 Adopting Release”) (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

Registrant has revised the prospectus in response to this comment.

20.	Please revise to disclose how investors will be notified of whether at least 5% of investors have elected to initiate a vote to direct an asset representations review. For example, it is unclear if this information will be included in the Form 10-D for the applicable reporting period, or if investors will be notified through a DTC process.

Investors will be notified of whether at least 5% of investors have elected to initiate a vote to direct an asset representations review both directly and by the filing of the Form 10-D. Registrant has revised the prospectus in response to this comment.

Asset Representations Review Process, page 64

21.	We note your disclosure that an asset representations review will be performed “on each Receivable that is more than 60 days delinquent at the end of the prior month.” Please revise to state that the asset representations reviewer will be instructed to perform a review of all receivables 60 days or more delinquent as required by the shelf eligibility provisions of Form SF-3. See General Instruction I.B.1(b)(D) of Form SF-3.

Registrant has revised the prospectus in response to this comment.

22.	We also note your statement in the first full paragraph on page 65 that “[t]he tests may not be sufficient to determine every instance of noncompliance.” The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please revise or remove this statement and confirm that the tests will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Registrant has deleted this language from the prospectus. Registrant believes that the tests will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Dispute Resolution for Repurchase Requests, page 65

23.	We note your statement that if a receivable subject to a repurchase request was part of an asset representations review and the findings and conclusion of the reviewer state that no tests were failed, the repurchase request for that receivable will be deemed to be resolved. This appears to be inconsistent with the shelf-eligibility requirements of Form SF-3. It particular, the rule permits investors to utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. Refer to Section V.B.3(a)(3) of the Regulation AB 2 Adopting Release. Please revise or confirm that this statement is not intended to bar an investor from initiating a dispute resolution proceeding where the asset representations reviewer has determined that no tests were failed for the receivable.

Registrant has deleted the cited language from the prospectus. Registrant further confirms that an investor is not barred from initiating a dispute resolution proceeding where the asset representations reviewer has determined that no tests were failed for the receivable.

24.	We note your statement that “[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential.” Please revise to clarify that such confidentiality limitations will not prevent disclosure publicly-available information or information required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of investors to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Registrant has clarified that the confidentiality obligations with respect to the repurchase request and the dispute resolutions will not prevent disclosure of publicly-available information or information required by all applicable laws. Registrant further confirms that such restrictions will not infringe on the rights of investors to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Credit Risk Retention

[Eligible Horizontal Residual Interest Option:], page 88

25.	We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed the receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Consistent with market standards for auto ABS transactions, in calculating the fair value of the eligible horizontal residual interest, registrant assumes all prepayments on the receivables each month are made in full at the specified constant percentage of ABS. Prepayments on auto receivables can be measured against prepayment standards or models. The model used, the absolute prepayment model, or “ABS”, assumes a rate of prepayment each month which is related to the original number of receivables in a pool of receivables. For example, in a pool of receivables originally containing 10,000 receivables, if a 1% ABS were used, that would mean that 100 receivables would prepay in full each month. For all of CRB’s prior securitizations, an ABS speed of 1.40% has been assumed. The prepayment rate used is based on historical prepayment performance exhibited by the CRB managed portfolio and is reflective of management expectations for the portfolio.

Description of the Transaction Documents

Fees and Expenses of the Issuer, page 93

26.	We note your statement in footnote 2 to the fees and expenses tables on page 94 that the servicer has the primary obligation to pay the fees and expenses of the asset representations reviewer. On page 41, however, you state that the issuer will pay the fees and expenses for the asset representations reviewer to the extent that those amounts are not paid or reimbursed by the administrator. While CRB is both the servicer and the administrator in this transaction, it is unclear in which capacity CRB will be acting when it pays these fees. Please revise to clarify. Additionally, if CRB will pay the asset representations reviewer in its capacity as servicer, please revise your disclosure throughout the prospectus where appropriate to indicate whether this fee will be paid from the servicing fee paid to CRB as described on pages 17 and 93.

Registrant has revised the prospectus in response to this comment. We have clarified in footnote 2 that the Servicer’s obligation in this regard is from its own funds rather than being tied to the servicing fee.

27.	It also appears that you may be missing a reference to footnote 2 for the Asset Representations Reviewer row in the fees and expenses table. Please revise or advise.

Registrant has fixed this footnote.

Appendix A – Static Pool Information for Prior Securitizations, page A-1

28.	Please confirm that you will update the delinquency, cumulative loss, and prepayment data tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus. Refer to Item 1105(a)(3)(ii) of Regulation AB and the instruction thereto.

Registrant confirms that it will update the delinquency, cumulative loss, and prepayment data tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus.

Part II – Information Not Required in Prospectus

Item 15. Undertakings, page II-2

29.	Issuers of asset-backed securities are no longer eligible to omit prospectus information in a registration statement in reliance on Securities Act Rule 430B, but instead must meet the requirements of Securities Act Rule 430D. As such, please revise your undertakings to remove the undertaking relating to reliance on Rule 430B. Refer to Section V.B.1(a)(3)(b) of the Regulation AB 2 Adopting Release.

Registrant has revised the item cited in this comment.

Exhibits

30.	Please confirm that you will make all necessary revisions to your transaction documents to reflect the amendments made throughout your prospectus in response to the above comments.

Registrant confirms that it will make all necessary revisions to the transaction documents to reflect the amendments made throughout the prospectus in response to the above comments.

Exhibit 5.1 – Opinion of Sidley Austin LLP with respect to legality and Exhibit 8.1 – Opinion of Sidley Austin LLP with respect to federal income tax matters

31.	Please revise your consent in the final paragraphs to state that counsel also consents to the prospectus discussion of the opinions and being named in the registration statement. Refer to Securities Act Rule 436 and Section IV of Staff Legal Bulletin No. 19.

Registrant is filing revised opinions in response to this comment.

Exhibit 10.4 – Asset Representations Review Agreement

32.	We note in Section 3.4(d) that any Review Receivable included in a prior Review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to a Review Receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release. Please also revise your prospectus where appropriate to disclose this term of the asset representations review.

Registrant has revised the form of asset representation review agreement in response to this comment.

Please contact me at (949) 270-9777 or jonwilcox@crbnk.com with any questions or comments regarding this matter. Thank you for your time and attention.

Sincerely,

/s/ Jon Wilcox

Cc: Dale W. Lum, Esq. – Sidley Austin LLP

Siegfried Knopf, Esq. – Sidley Austin LLP